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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                      MARTHA STEWART LIVING OMNIMEDIA, INC.
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of class of securities)


                                    573083102
                                 (CUSIP number)


                              THOMAS ROBERTS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8479
       (Name, address and telephone number of person authorized to receive notices and communications)


                                  July 29, 2005
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 5 pages)

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
CUSIP No. 573083102                 Schedule 13D                    Page 2 of 5


           1             NAMES OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         MARTHA KOSTYRA SPRAY TRUST
                         IRS ID NO. 06-0643911

           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                  (a)    [_]
                                                                                                  (b)    [_]

           3             SEC USE ONLY

           4             SOURCE OF FUNDS:                                             N/A

           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEM 2(d) OR 2(e):                                                  [X]

           6             CITIZENSHIP OR PLACE OF ORGANIZATION:   CONNECTICUT

   NUMBER OF SHARES
                                  7        SOLE VOTING POWER:
                                           0 SHARES OF CLASS A COMMON STOCK

 BENEFICIALLY OWNED BY            8        SHARED VOTING POWER
                                           0 SHARES OF CLASS A COMMON STOCK
    EACH REPORTING
                                  9        SOLE DISPOSITIVE POWER:
                                           0 SHARES OF CLASS A COMMON STOCK

      PERSON WITH                 10       SHARED DISPOSITIVE POWER:
                                           0 SHARES OF CLASS A COMMON STOCK

          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                         PERSON:  0 SHARES OF CLASS A COMMON STOCK

          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES:                                                   [ ]

          13             PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):
                                                                                           0.0%

          14             TYPE OF REPORTING PERSON:                                    OO


CUSIP No. 573083102                 Schedule 13D                    Page 3 of 5


                            Statement on Schedule 13D

         This Amendment No. 1 ("Amendment No. 1") amends the Statement on
Schedule 13D filed on August 2, 2005 (as amended, the "Schedule 13D"), by and on behalf of the Martha Kostyra Spray Trust (the "Reporting Person").

         Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. As used herein, the "Company" shall mean Martha Stewart Living Omnimedia, Inc.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is amended and restated in its entirety to read as follows:

         Not applicable in that the transaction involved the distribution of, and not the acquisition of, securities.

         Except as indicated above, the information set forth in Item 3 of the
Schedule 13D remains unchanged.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is amended and restated in its entirety to read as follows:

         On July 29, 2005, the Reporting Person distributed 874,972 shares of Class A Common Stock to Martha Stewart, as beneficiary of the Reporting Person (the "Spray Trust Distribution"). As a result of the Spray Trust Distribution, the Reporting Person has ceased to be the beneficial owner of any shares of Class A Common Stock and thus can no longer be deemed a part of any "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. Therefore, the Reporting Person will no longer file a Schedule 13D.

         The Spray Trust Distribution was effected for estate planning purposes. The Reporting Person has no present plans or intentions which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         Except as indicated above, the information set forth in Item 4 of the
Schedule 13D remains unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

         (a) As of the date hereof, and as a result of the Spray Trust Distribution described in Item 4 above, the Reporting Person beneficially owns zero shares of Class A Common Stock.

         The Reporting Person owns an aggregate of 0.0% of the Company's Class A Common Stock, which is calculated based on a total of 22,474,335 shares of Class A Common Stock outstanding as of May 4, 2005, as reported in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2005.

         (b) Martha Stewart and Lawrence Shire, as co-trustees of the Reporting Person, share voting and dispositive power with respect to shares of Class A Common Stock owned by the Reporting Person.

         (c) The Reporting Person has not had any other transactions in the Class A Common Stock that were effected within the last sixty days.

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CUSIP No. 573083102                 Schedule 13D                    Page 4 of 5


         (d) Martha Stewart and Lawrence Shire, as co-trustees of the Reporting Person, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock owned by the Reporting Person.

         Except as provided herein, no person other than each respective owner referred to herein of Class A Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Class A Common Stock.

         (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding shares of Class A Common Stock on July 29, 2005.

         Except as indicated above, the information set forth in Item 5 of the
Schedule 13D remains unchanged.




             [The remainder of this page intentionally left blank.]

CUSIP No. 573083102                 Schedule 13D                    Page 5 of 5


                                     SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 29, 2005



THE MARTHA KOSTYRA SPRAY TRUST

By: /s/ LAWRENCE SHIRE
    --------------------------------------
    Lawrence Shire, Trustee


By: /s/ MARTHA STEWART
    --------------------------------------
    Martha Stewart, Trustee